UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒                    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐                       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number:	1-14157 (Telephone and Data Systems, Inc.)
1-9712 (United States Cellular Corporation)

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

30 North LaSalle Street

40th Floor

Chicago, IL  60602

B.             Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.

30 North LaSalle Street

40th Floor

Chicago, IL  60602

United States Cellular Corporation

8410 West Bryn Mawr Ave.

Suite 700

Chicago, IL  60631

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

(b)	Exhibits

No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

McGladrey & Pullen, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Management Committee

Telephone and Data Systems, Inc. Tax-Deferred Savings Plan

We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 and schedule of reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/McGladrey & Pullen, LLP
Deerfield, Illinois
June 27, 2008

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
Assets

Investments, at fair value	$402,115,883	$345,913,259

Receivables
Accrued income	9,332	8,711
Due from broker for securities sold	153,251,956	630,394
Total Receivables	153,261,288	639,105

Total Assets	555,377,171	346,552,364

Liabilities

Due to broker for securities purchased	153,749,513	198,224

Total Liabilities	153,749,513	198,224

Net Assets Available for Benefits at Fair Value	401,627,658	346,354,140

Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contracts	869,981	808,531

Net Assets Available for Benefits	$402,497,639	$347,162,671

See accompanying notes to financial statements.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2007

Additions to Plan Assets Attributed to
Investment Income
Net appreciation in fair value of investments	$30,019,462
Interest and dividends	8,722,726

Contributions
Participants’	35,470,382
Employer’s	17,195,917
Participant rollovers	3,021,216
Total additions	94,429,703

Deductions from Plan Assets Attributed to
Benefits paid to participants	38,986,842
Investment expenses	107,893
Total deductions	39,094,735

Net increase	55,334,968

Net Assets Available for Benefits
Beginning of year	347,162,671

End of Year	$402,497,639

See accompanying notes to financial statements.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 – Description of the Plan

The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “plan”) provides only general information. Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan summary plan description for a more complete description of the plan’s provisions.

General

The plan is a contributory tax-exempt profit-sharing plan established by Telephone and Data Systems, Inc. (TDS, the “company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The company is the administrator and sponsor of the plan and has appointed The Bank of New York as directed trustee of the plan. The Bank of New York is the asset custodian of the plan, and they provide record keeping and reporting services to the plan in conjunction with Hewitt Associates, the plan’s third-party administrator. The plan qualifies under Section 401 of the Internal Revenue Code. All employees of TDS and its subsidiaries which have adopted the plan (the company and such subsidiaries being referred to as “employers”) that are age twenty-one or older are eligible to participate. The plan allows participants to enter the plan upon the latter of their first day of employment or twenty-first birthday.  Participation is completely voluntary.

The plan’s assets are overseen by an investment management committee appointed by TDS. The investment management committee is authorized to invest plan assets as directed by the participants.

Contributions

Participants may contribute up to 60% of pretax annual compensation (salary reduction contributions), as defined in the plan.  Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).

For all paychecks issued prior to May 31, 2006, each employer’s matching contribution is 100% of the first 2% of a participant’s salary reduction contributions and 40% of the next 4% of salary reduction contributions. Effective for all paychecks issued on or after May 31, 2006, the employer matching contribution is 100% on the first 3% of a participant’s salary reduction contributions and 40% on the next 2% of salary reduction contributions.

Employer contributions are allocated to an employee’s account based on the employee’s investment elections.

Contributions are subject to certain limitations.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 – Description of the Plan (cont.)

Participants’ Accounts and Investment Options

Each participant’s account is credited with the participant’s salary reduction contributions and allocations of the employer’s matching contributions and plan earnings/losses. Allocations are based on participant contributions and account balances, as defined in the plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may invest their salary reduction contributions, any rollover account balances, and employer matching contributions into a variety of investment options as more fully described in the plan’s literature. Participants may change their investment options via telephone or internet at any time.

Vesting

Participants are immediately vested in their salary reduction and rollover contributions plus actual earnings thereon. Vesting in employer matching contributions plus actual earnings thereon is based on years of vesting service and is subject to a three-year graded vesting schedule as follows:

Vesting Years of Service	Percentage Vested

1	34%
2	67%
3	100%

A participant also becomes 100% vested in employer matching contributions plus actual earnings thereon upon termination of employment after attaining age 65, death or disability.

Forfeited Accounts

During the year ended December 31, 2007, forfeited non-vested accounts were used to reduce employer contributions by $525,759.

Payment of Benefits

Vested benefits may be paid to the participant upon termination of employment, as defined in the plan.  The total vested portion of a participant’s account balance may be distributed in the form of a lump-sum payment or installments.  Participants experiencing financial hardship may withdraw a portion of their account balance as defined in the plan.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 – Description of the Plan (cont.)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions). These loans are secured by the balance in the participant’s account. The loans bear interest at the prime rate plus 1% as published in the Wall Street Journal on the first business day of the quarter in which the loan is approved. Principal and interest is paid ratably through after tax payroll deductions. The repayment period on the loan can range from one to five years. Loans will be considered in default if no loan payment is received during any 90-day period.

Termination of Plan

Although it has not expressed any intent to do so, the company has the right under the plan to terminate the plan at any time subject to the provisions of ERISA.  In the event of plan termination, participants become 100% vested in their accounts.

Plan Expenses

All administrative, recordkeeping and auditing fees are borne by TDS.  Investment expenses are paid by plan participants.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 – Summary of Significant Accounting Policies (cont.)

New Accounting Pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 establishes a single definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for fiscal years beginning November 15, 2007.  The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements of the plan.

Investment Valuation and Income Recognition

The plan’s investments in shares of registered investment companies, TDS Common Stock, TDS Special Common Stock, and USCC Common Stock are valued at quoted market prices which approximate fair value. Shares held in The Bank of New York common trust fund are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Shares held in the ABN AMRO Income Plus Fund consist primarily of fully benefit-responsive investment contracts.  The plan’s interest in the ABN AMRO Income Plus Fund is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Participant loans are valued at cost, which approximates fair value.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Net appreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments. The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The plan made changes to the investment options available effective January 1, 2008.  The trades for these changes were effective December 31, 2007, which resulted in significant due to/due from activity on the Statement of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 3 – Investments

The following presents investments as of December 31, 2007 and 2006 and investment income for the year ended December 31, 2007.

	2007		2006

Bank common trusts
The Bank of New York (1)	$3,336,048		$2,027,657
ABN AMRO Income Plus Fund (2)	56,603,712	*	51,977,654	*

Common Stock
Telephone and Data Systems, Inc.	24,969,199	*	21,639,693	*
Telephone and Data Systems, Inc. Special	14,717,491		13,345,922
United States Cellular Corporation	36,916,536	*	31,469,155	*

Registered investment companies
Vanguard Institutional Index Fund	57,063,253	*	54,440,056	*
PIMCO Total Return Fund			27,615,463	*
Vanguard Small Cap Value Index Fund	11,654,104		13,073,815
Vanguard Small Cap Growth Index Fund	16,120,945		11,330,008
Davis Selected American Shares			30,046,673	*
American Funds Europacific Growth Fund			43,777,115	*
Turner Midcap Growth Fund			28,221,587	*
Allianz RCM Large-Cap Growth Fund			11,555,997
Vanguard Value Index Fund	28,950,996	*
Vanguard Total Bond Market Index Fund	32,973,188	*
Vanguard Growth Index Fund	54,594,136	*
Vanguard Total International Stock Index Fund	57,856,435	*

Participant Loans	7,229,821		6,200,995

Total Investments	$402,985,864		$346,721,790

* Investment represents 5% or more of the plan’s net assets.
(1)	Collective Short Term Investment Fund.
(2)	The amount reported is contract value; the fair value of the investment was $55,733,731 in 2007 and $51,169,123 in 2006.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 3 – Investments (cont.)

During the year ended December 31, 2007, the plan’s investments (including gains and losses on investments bought, sold and held during the year) earned income as follows:

Net appreciation of fair value:
Common Stock	$11,882,037
Registered investment companies	18,137,425
30,019,462

Interest and Dividends	8,722,726
Net Investment Income of Funds	$38,742,188

Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE 4 – Amount Owed to Participants Withdrawing From the Plan

Amounts owed to participants who have withdrawn from the plan total $820,640 and $235,709 as of December 31, 2007 and 2006, respectively, and are included in net assets available for benefits.

NOTE 5 – Parties In Interest

Certain plan investments are shares of a common trust fund sponsored by The Bank of New York. The Bank of New York is the directed trustee of the plan and, therefore, these transactions qualify as party-in-interest transactions.

Effective July 1, 2007, The Bank of New York has appointed Mellon Bank, N.A., as its agent to perform certain custodial and recordkeeping transactions.

United States Cellular Corporation is a subsidiary of Telephone and Data Systems, Inc.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 6 – Tax Status

The plan obtained its latest determination letter on August 1, 2002 for the plan document as of November 2001, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. The plan administrator believes that the plan, as amended, is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the plan was qualified and the related trust was tax-exempt at the financial statement date.

NOTE 7 – Reconciliation of Financial Statements to Form 5500

A reconciliation between the financial statements and Form 5500 as of December 31, 2007 and 2006, and for the year ended December 31, 2007 is as follows:

	2007	2006

Total net assets per Form 5500, Schedule H	$400,719,155	$346,062,409

Adjustment from fair value to contract value for fully benefit responsive investment contracts	869,981	808,531

Benefits payable accrued (deducted) for the 5500	820,640	235,709

Deemed distributions of Participant Loans	87,863	56,022
Net Assets Available for Benefits Per Financial Statements	$402,497,639	$347,162,671

Increase in net assets per Form 5500, Schedule H	$54,656,746

Increase in fair value to contract value for fully benefit responsive investment contracts	61,450

Increase in benefits payable (deductible) for the 5500	584,931

Add deemed distributions of Participant Loans	31,841
Increase in Net Assets Available for Benefits Per Financial Statements	$55,334,968

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 8 – Plan Amendment

In December 2007, the Board of Directors of TDS approved an amendment to the plan to implement an automatic enrollment safe harbor plan design.  Effective January 1, 2008, any eligible employee with 90 days or more of employment would be automatically enrolled in the plan at a 3% deferral rate with the rate increasing by 1% annually until it reaches 10%.  The Vanguard Target Date Retirement Funds were added to the plan as the Qualified Default Investment Alternative (QDIA) for automatic enrollment.  In addition, the vesting schedule was modified as follows:

Vesting Years of Service	Percentage Vested

1	34%
2	100%

SUPPLEMENTAL INFORMATION

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan 003

EIN 36-2669023

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Common Stock
*	Telephone and Data Systems, Inc.	398,869 shares		**	$24,969,199
*	Telephone and Data Systems, Inc. Special	255,512 shares		**	14,717,491
*	United States Cellular Corporation	438,960 shares		**	36,916,536

	Registered investment companies
	Vanguard Institutional Index Fund	425,401 shares		**	57,063,253
	Vanguard Small Cap Value Index Fund	750,425 shares		**	11,654,104
	Vanguard Small Cap Growth Index Fund	804,438 shares		**	16,120,945
	Vanguard Value Index Fund	1,116,075 shares		**	28,950,996
	Vanguard Total Bond Market Index Fund	3,245,393 shares		**	32,973,188
	Vanguard Growth Index Fund	1,642,917 shares		**	54,594,136
	Vanguard Total International Stock Index Fund	2,908,820 shares			57,856,435

	Bank common trusts
*	The Bank of New York (1)	3,336,048 shares		**	3,336,048
	ABN AMRO Income Plus Fund	56,603,712 shares		**	55,733,731

	Participant Loans
*	Loans to Participants	Loan term 1-5 years; Interest rates range from 5.0% to 9/25%			7,229,821

					$402,115,883

*	Represents a party in interest
**	Cost omitted for participant directed investments
(1)	Collective Short Term Investment Fund

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Plan 003

EIN 36-2669023

Year Ended December 31, 2007

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Cost of Asset	(f) Net Gain/Loss
Single Transactions:
Turner Midcap Growth Fund	Registered Investment Company	$—	$38,993,075	$27,215,180	$11,777,895
Vanguard Value Index Fund	Registered Investment Company	29,871,096	—	29,871,096	—
PIMCO Total Return Fund	Registered Investment Company	—	32,903,302	32,558,533	344,769
Vanguard Total Bond Market Index Fund	Registered Investment Company	32,973,188	—	32,973,188	—
Vanguard Growth Index Fund	Registered Investment Company	54,594,136	—	54,594,136	—
Vanguard Total International Stock Index Fund	Registered Investment Company	57,856,435	—	57,856,435	—
American Funds Europacific Growth Fund	Registered Investment Company	—	57,863,712	47,185,147	10,678,565
Davis Selected American Fund	Registered Investment Company	—	29,890,800	22,376,171	7,514,629

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

	By	/s/ C. Theodore Herbert
C. Theodore Herbert, Vice President – Human Resources

	By	/s/ Douglas D. Shuma
Douglas D. Shuma, Senior Vice President and
Corporate Controller

Dated: June 27, 2008